SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

1-12897
(Commission File Number)

PROVIDIAN FINANCIAL CORPORATION 401(k) PLAN

(Full title of the plan)

PROVIDIAN FINANCIAL CORPORATION
201 Mission Street, San Francisco, California 94105
(Name and address of issuer of the securities)

Financial Statements and Exhibits

(a) Financial Statements

The Providian Financial Corporation 401(k) Plan audited financial statements as of December 31, 2003 and 2002 and for the year ended December 31, 2003, prepared in accordance with the financial reporting requirements of ERISA

Supplemental Schedule

Report of Independent Auditors.

(b) Exhibits

Exhibit 23: Consent of Independent Auditors.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Providian Financial Corporation 401(k) Plan
(Name of Plan)

Date: June 25, 2004

By: ____________________
Anthony F. Vuoto on behalf of
Providian Financial Corporation,
as Plan Administrator

Exhibit Index

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Providian Financial Corporation 401(k) Plan
As of December 31, 2003 and 2002 and for the year ended December 31, 2003
with Report of Independent Registered Public Accounting Firm

Providian Financial Corporation 401(k) Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2003 and 2002
and for the year ended December 31, 2003

Contents

Providian Financial Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2003	**2002**
Assets		
Cash	**$ –**	$ 8,754
Investments, at fair value	**166,151,110**	119,992,011
Total investments	**166,151,110**	120,000,765
Receivables:		
Employee contributions	**–**	38,612
Employer contributions	**4,113,247**	7,129,878
Total receivables	**4,113,247**	7,168,490
Total assets	**170,264,357**	127,169,255
Liabilities		
Due to broker for pending trades	**–**	8,754
Total liabilities	**–**	8,754
Net assets available for benefits	**$ 170,264,357**	$ 127,160,501

See accompanying notes.

Providian Financial Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions	
Interest and dividend income	$ 2,366,666
Net realized and unrealized appreciation in fair value of investments	37,682,768
Contributions:	
Employer	8,313,732
Employee	10,690,091
Rollovers	236,412
Total contributions	19,240,235
Other additions (see Note 8)	6,430,070
Total additions	65,719,739
Deductions	
Benefit payments	22,601,987
Administrative fees	13,896
Total deductions	22,615,883
Net increase in net assets available for benefits	43,103,856
Net assets available for benefits at beginning of year	127,160,501
Net assets available for benefits at end of year	$ 170,264,357

See accompanying notes.

1. Description of the Plan

The following description of the Providian Financial Corporation 401(k) Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General

Providian Financial Corporation (the "Plan Sponsor") established the Plan as a defined contribution plan for the benefit of its employees and the employees of its subsidiaries. The Plan is subject to the provisions of Section 401(a) of the Internal Revenue Code (the "Code") and of the Employee Retirement Income Security Act of 1974 ("ERISA").

Under the Plan, generally all employees who are regularly scheduled to work at least 20 hours per week or who have completed 1,000 hours of service per plan year are eligible, except employees covered under a collective bargaining agreement, nonresident aliens and agency or leased employees. Eligible employees may participate on the first day of the third month of continuous employment.

Contributions

Employee contributions to the Plan are deducted by the employer from compensation on a pre-tax and/or after-tax basis, at the election of the employee, and are limited to a maximum of 16% of compensation for each pay period. The after-tax contributions are limited to a maximum of 6% of compensation. Contributions made during the plan year may not exceed the contribution limitations established by the Internal Revenue Service. Employees may direct their pre-tax and after-tax contributions into any of the investment options offered under the Plan; however, no more than 25% of their ongoing contributions may be directed into the Plan Sponsor's common stock.

All contributions made pursuant to the provisions of the Plan are administered for the exclusive benefit of the participating employees and their beneficiaries.

1. Description of the Plan (continued)

Contributions (continued)

The Plan Sponsor may make matching contributions in an amount determined at the discretion of the Plan Sponsor. Participants may direct their matching contributions to any of the investment options offered by the Plan. During 2003, matching contributions were made in an amount equal to 55% of the first 6% of compensation contributed by the employee.

The Plan Sponsor may, at its sole discretion, make an annual profit sharing contribution to the Plan. The Plan participant's share of the profit sharing contribution is invested in the same manner as the participant's own contributions. All eligible Plan participants who have completed one year of service and are employed on the last day of the plan year are eligible to receive a profit sharing contribution regardless of participation in the elective 401(k) program. During 2004, the Plan Sponsor approved the 2003 profit sharing contribution in the amount of 3.0% of eligible compensation earned during 2003. This contribution is included as an employer contribution receivable in the statement of net assets available for benefits as of December 31, 2003.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's matching and profit sharing contributions and (b) plan earnings, and is charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Plan Sponsor's current and future matching and profit sharing contributions. At December 31, 2003 and 2002, the amount of unallocated forfeited matching contributions available to offset future matching contributions is $48,754 and $5,881, respectively. The amount of unallocated forfeited profit sharing contributions at December 31, 2003 and 2002 used to offset each year's profit sharing contribution is $1,590,149 and $3,462,827, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of the Plan (continued)

Vesting

Participants are immediately 100% vested in their contributions plus earnings thereon. A participant's vested interest in the profit sharing is determined according to the following schedule:

Profit Sharing Contributions

Years of Service	Vested Percentage
0 to less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 years or more	100%

A participant's vested interest in employer matching contributions is determined according to the following schedule:

Employer Match

Years of Service	Vested Percentage
0 to less than 1 year	0%
1 year	33 1/3%
2 years	66 2/3%
3 years or more	100%

1. Description of the Plan (continued)

Participant Notes Receivable

The Plan includes provisions for each participant to borrow a minimum of $1,000 up to the lesser of $50,000 or 50% of the vested portion of the participant's account, exclusive of matching and profit sharing contributions. Interest on loans is fixed at the prime commercial lending rate plus 1% as of the first day of the month in which the loan is issued. Repayment terms vary from one to five years unless the loan is for a principal residence, in which case the repayment term may be up to ten years. Participant loan payments are deducted from the employee's compensation and forwarded to the Plan's trustee.

Payment of Benefits

Upon death, disability, retirement or termination of service, participants may receive a lump-sum distribution equal to their vested account balance, net of any outstanding participant note receivable.

Administrative Fees

The Plan Sponsor pays all costs and expenses incurred in administering the Plan, except certain participant administrative fees, such as loan account fees, in-service withdrawal fees and minimum required distribution fees, which are paid by the participant.

Plan Termination

The Plan Sponsor reserves the right at any time to amend in whole or in part any or all of the provisions of the Plan. No such amendment will reduce the benefits of any participant attributable to contributions made before the amendment takes effect unless the amendment is necessary to qualify the Plan under the Code, nor shall any amendment be made by which any funds attributable to vested contributions may be used except for the exclusive benefit of participants and their beneficiaries. Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Use of Estimates

The financial statements of the Plan are prepared in accordance with U. S. generally accepted accounting principles that require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The money market fund is valued at historical cost plus accrued interest, which approximates fair value. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

During 2003, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$ 12,379,433
Shares of registered investment companies	25,303,335
	$ 37,682,768

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31	
	2003	**2002**
Fidelity Balanced Fund	**$ 39,023,583**	$ 29,142,153
Fidelity Equity Income Fund	**19,145,989**	14,808,377
Fidelity Retirement Money Market Portfolio	**11,743,855**	12,273,264
Fidelity Blue Chip Growth Fund	**8,991,541**	6,455,052
Baron Growth Fund	**13,714,970**	9,949,363
PIMCO Total Return Fund	**9,361,794**	9,405,699
Providian Financial Corporation Common Stock	**30,066,180**	14,685,762

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated September 9, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although certain provisions adopted in the recent plan amendment specific to compliance with the Economic Growth and Tax Relief Reconciliation Act of 2001 were not covered by the current determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31 2002
Net assets available for benefits per the financial statements	$ 127,160,501
Less: Amounts allocated on Form 5500 to withdrawn participants	(239,947)
Net assets available for benefits per the Form 5500	$ 126,920,554

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

6. Transactions with Parties-in-Interest

Transactions in shares of the Plan Sponsor's common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2003, the Plan made purchases of $9,151,681 and sales of $6,152,458 of the Plan Sponsor's common stock.

7. Partial Plan Termination

The Plan Sponsor experienced significant layoffs in personnel during 2003 and 2002. In 2002, the Plan Sponsor unilaterally declared this reduction-in-force to constitute a partial plan termination. All participants released in connection with the reduction-in-force became fully vested in their account balance.

8. Legal Matters

On June 27, 2003, the U. S. District Court for the Northern District of California entered into an order approving the settlement of a class action lawsuit between the plan participants and the Plan Sponsor. The Plan Sponsor's insurance company paid a net amount of $6,430,070 to the Plan on September 9, 2003. This amount was allocated to Plan participants in accordance with the settlement agreement.

9. Subsequent Event

Effective January 1, 2004, the Plan was amended and restated to adopt the IRC Section 401(k) safe harbor plan design. The Plan Sponsor will provide for a fully vested matching contribution of up to 4% of compensation deferred by a participant as well as accelerated vesting for the profit sharing contribution. Eligible participants may begin their participation in the Plan on the first day of the sixth calendar month following their date of hire.

Supplemental Schedule

Providian Financial Corporation 401(k) Plan

EIN 94-2933952 Plan 001

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Common stock:		
*	Providian Financial Corporation	2,583,005 shares	$ 30,066,180
	Registered investment companies:		
	Baron Growth Fund	386,991 shares	13,714,970
*	Fidelity Balanced Fund	2,329,766 shares	39,023,583
*	Fidelity Blue Chip Growth Fund	226,887 shares	8,991,541
*	Fidelity Diversified International Fund	281,899 shares	6,799,401
*	Fidelity Equity Income Fund	384,844 shares	19,145,989
*	Fidelity Freedom 2000 Fund	15,607 shares	183,850
*	Fidelity Freedom 2010 Fund	74,468 shares	969,576
*	Fidelity Freedom 2020 Fund	114,307 shares	1,488,280
*	Fidelity Freedom 2030 Fund	170,850 shares	2,212,508
*	Fidelity Freedom 2040 Fund	49,900 shares	377,247
*	Fidelity Freedom Income Fund	36,930 shares	409,556
*	Fidelity Low-Priced Stock Fund	199,716 shares	6,986,077
*	Fidelity OTC Portfolio	104,448 shares	3,391,419
	Spartan U.S. Equity Index Fund	211,277 shares	8,326,438
	Domini Social Equity Fund	22,346 shares	610,260
	PIMCO Total Return Fund	874,117 shares	9,361,794
	Templeton World Fund A	45,194 shares	762,431
	Money market fund:		
*	Fidelity Retirement Money Market Portfolio	11,743,855 shares	11,743,855
*	Participant notes receivable	Collateralized loans maturing through 2013, interest rates ranging from 5.5% to 10.5%	1,586,155
			$ 166,151,110

* Party-in-interest to the Plan

Note: Column (d), cost, has been omitted, as all investments are participant-directed.

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Providian Financial Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Providian Financial Corporation 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

April 30, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-33806) pertaining to the Providian Financial Corporation 401(k) Plan of our report dated April 30, 2004, with respect to the financial statements and supplemental schedule of the Providian Financial Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

San Francisco, California
June 24, 2004